

September 25, 2012

Mr. Eric Takamura
Chief Executive Officer
Nugen Holdings, Inc.
44645 Guilford
Suite 201
Ashburn, Virginia 20147

> **Re:** **Nugen Holdings, Inc.**
> **Form 10-K for the Year Ended September 30, 2011**
> **Filed January 13, 2012**
> **File No. 000-52865**

Dear Mr. Takamura:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2011

General

1.   Please tell us when you anticipate filing your Form 10-Q for the period ended June 30, 2012. Please also explain to us the reasons for the Form 10-Q not being filed within the required timeframes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 13

2.   We see that approximately 53% of your revenue in fiscal 2011 was derived from the purchase and resale of specialized equipment for Hefei's manufacturing facility and

engineering support services to Hefei. Please tell us whether you expect to recognize material future revenues from this customer. If so, revise your future filings to clearly describe your accounting for these transactions and your basis for that accounting. Provide us with a sample of your proposed disclosures as appropriate.

Financial Statements, page F-1

Note F – Commitments and Contingencies, page F-14

3.   We note your disclosures here regarding the $500,000 loan from an Indian export bank (ICICI) to New Generation Motors. Please address the following:

   • You state that you agreed to assume the repayment of this $500,000 loan on the condition that the loan would be converted to a conditional grant. Please tell us where the conditional assumption of the loan is documented in the underlying agreements between you, New Generation Motors and ICICI. In this regard, we note the loan agreement between New Generation Motors and ICICI is included in the list of liabilities assumed in your transaction with New Generation Motors but we do not see where such assumption was contingent upon the conversion of the loan.

   • You state that in 2006, New Generation Motors and ICICI agreed to convert the $500,000 loan to a conditional grant. You further state that such agreement is not documented in a signed agreement. However, it appears you are still accounting for this loan as a conditional grant. Explain to us your basis for accounting for the loan as a conditional grant even though there does not appear to be any contractual agreement between the parties.

   • You state that you do not reflect this as a liability on your balance sheet as no demand has been made to NuGen Mobility for payment. Explain to us how your accounting complies with FASB ASC 450-20-25, which requires accrual when a loss is probable and the amount of the loss can be reasonably estimated. It is not clear why a demand for payment would be required in order for you to recognize a liability.

   • Please also explain to us in greater detail how your disclosures comply with FASB ASC 450-20-50.

   • Finally, we note from your Form 10-Q as of March 31, 2012 that you have now received a demand for payment from ICICI Bank. Please provide us with a detailed analysis of your accounting and disclosures as of March 31, 2012 based on the guidance in FASB ASC 450-20-25 and FASB ASC 450-20-50.

Item 9A. Controls and Procedures, page 18

4.   Please revise future filings to provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting in accordance with Item 308(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3643 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin Vaughn
Accounting Branch Chief